FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* HOVIND DAVID J	2. Issuer Name and Ticker or Trading Symbol PACCAR Inc (PCAR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) PRESIDENT
(Last) (First) (Middle) 777 106TH AVENUE NE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/5/2002
(Street) BELLEVUE, WA 98004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK								14,944	D
COMMON STOCK (SIP)(1)								15,441.6(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
STOCK OPTION	$16.50							01/01/99	04/30/06	COMMON STOCK	33,661		33,661	I	Held in name of reporting person but beneficially owned by former spouse.
STOCK OPTION	$24.42							01/01/00	04/29/07	COMMON STOCK	24,631		24,631	I	Held in name of reporting person, but beneficially owned by former spouse.
STOCK OPTION	$27.83							01/01/03	01/25/10	COMMON STOCK	63,915		63,915	D
STOCK OPTION	$33.42							01/01/04	01/24/11	COMMON STOCK	57,633		57,633	D
STOCK OPTION	$42.31							01/01/05	01/23/12	COMMON STOCK	47,934		47,934	D
COMMON STOCK (LTIP)	N/A	12/05/02		J(3)		63.8(2)		N/A	N/A	COMMON STOCK	63.8(2)	$47.29	15,145.4(2)	D
COMMON STOCK (DICP)	N/A	12/05/02		J(4)		13.0(2)		N/A	N/A	COMMON STOCK	13.0(2)	$47.29	3,090.3(2)	D

Explanation of Responses:

(1) Shares held in PACCAR Savings Investment Plan (SIP).
(2) All fractional shares rounded to nearest 1/10th.
(3) Dividend on share units held in deferred phantom stock account under PACCAR Long Term Incentive Plan (LTIP) reinvested pursuant to LTIP.
(4) Dividend on share units held in deferred phantom stock account under PACCAR Deferred Incentive Compansation Plan (DICP) reinvested pursuant to DICP.

By: /s/ D. J. Hovind **Signature of Reporting Person	12-6-02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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